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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]    Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes [ ]    No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: September 23, 2003                 ASHANTI GOLDFIELDS COMPANY LIMITED



                                         By: /s/ Ernest Abankroh
                                             --------------------------------
                                         Name: Ernest Abankroh
                                         Title: Company Secretary


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                   (ASHANTI GOLDFIELDS COMPANY LIMITED LOGO)


                                  PRESS RELEASE

FOR IMMEDIATE RELEASE                                          23 SEPTEMBER 2003

                  CONFIRMATION OF FURTHER APPROACH BY RANDGOLD

The board of Ashanti Goldfields Company Limited ("Ashanti") notes the announcement earlier today by Randgold Resources Limited ("Randgold"). Ashanti confirms that it has today received a formal merger proposal from Randgold to acquire the issued share capital of Ashanti at an exchange ratio of one new Randgold ordinary share for every two Ashanti ordinary shares ("the Proposal"). The Proposal is subject to a number of pre-conditions including the recommendation of the board of Ashanti, entering into a satisfactory transaction agreement with Ashanti and the receipt of an undertaking to accept the offer from the Government of Ghana.

Ashanti is, together with its advisers, currently evaluating the terms of the Proposal. A further announcement will be made as and when appropriate.

The board of Ashanti continues to recommend the proposed merger with AngloGold Limited ("AngloGold") and has agreed with AngloGold to extend the transaction agreement entered into on 4 August 2003. The transaction agreement originally provided that it would terminate if certain approvals and undertakings were not received from the Government before 30 September 2003, or such later date as may be agreed by Ashanti and AngloGold. This date has now been extended to 31 October 2003, or such later date as may be agreed by Ashanti and AngloGold.

There can be no assurance that an agreement with Randgold will be reached or that a transaction with either Randgold or AngloGold will be implemented. Consequently, shareholders of Ashanti are advised to exercise caution when dealing in the relevant securities.

END

FOR FURTHER INFORMATION CONTACT:

ASHANTI GOLDFIELDS COMPANY LIMITED
Kweku Awotwi                                        Tel:     +233 21 772 331
Ernest Abankroh                                     Tel:     +233 21 774 977
Corinne Gaisie                                      Tel:     +44 20 7256 9938

GRANDFIELD
UK Investors and Media
Charles Cook                                        Tel:     +44 20 7417 4170
Matthew Jervois

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THE GLOBAL CONSULTING GROUP
North American Contact
Allan Jordan                                        Tel:     +1 646 284 9452

CIBC WORLD MARKETS
Andy Quinn                                          Tel:     +44 20 7234 6000

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of the important factors and risks involved in Ashanti's business refer to Ashanti's filings with the U.S. Securities and Exchange Commission (the "Commission"), including Ashanti's amended annual report on Form 20-F/A for the year ended 31 December 2002, filed with the Commission on 17 June 2003.

Ashanti does not undertake any obligation to update publicly any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.